EXHIBIT 12

STATEMENTS: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(dollars in thousands)	2011	2010	2009	2008	2007
Net income	$53,538	$48,826	$158,354	$39,912	$41,310
Income tax expense	16,981	19,992	90,338	15,870	17,160

Income before income tax expense	$70,519	$68,818	$248,692	$55,782	$58,470

Fixed charges
Interest on short-term and other borrowings	$11,515	$18,987	$21,919	$29,807	$34,430

Fixed charges excluding interest on deposits	11,515	18,987	21,919	29,807	34,430
Interest on deposits	70,554	95,757	75,683	96,376	104,297

Fixed charges including interest on deposits	$82,069	$114,744	$97,602	$126,183	$138,727
Preferred stock dividends	—	—	3,350	348	—

Fixed charges including preferred stock dividends	$82,069	$114,744	$100,952	$126,531	$138,727

Earnings for ratio computations (1)
Excluding interest on deposits	$82,034	$87,805	$270,611	$85,589	$92,900
Including interest on deposits	$152,588	$183,562	$346,294	$181,965	$197,197

Ratio of earnings to fixed charges (2)
Excluding interest on deposits	7.12	4.62	12.35	2.87	2.70
Including interest on deposits	1.86	1.60	3.55	1.44	1.42

Ratio of earnings to fixed charges and preferred dividends (2)
Excluding interest on deposits	7.12	4.62	10.71	2.84	2.70
Including interest on deposits	1.86	1.60	3.43	1.44	1.42

(1)	Earnings are the sum of income before income tax expense and fixed charges.
(2)

For the purposes of calculating the ratio of earning to fixed charges, fixed charges are the sum of interest and debt expenses, excluding interest on deposits, and, in the second alternative, fixed charges are the sum of interest and debt expenses including interest on deposits.